Espre Technologies, Inc.



ANNUAL REPORT

1775 Tysons Blvd

Tysons, VA 22003

(703) 395-0257

https://espretech.com/

This Annual Report is dated May 16, 2023.

BUSINESS

Espre Technologies, Inc. is a fabless semiconductor startup that offers comprehensive protection and privacy solution platform for the Internet of Things (IoT) model. Specifically, sensors (monitoring/detection), networks (communications), analytics (AI / Cloud), and social technology (applications). Espre's products provide wireless data protection to IoT's four components that secure, hide, and assure wireless connectivity in crowded and vulnerable networks.

As a company, Espre Technologies, Inc. maintains a similar operating structure to ARM semiconductors. The company designs, develops and tests semiconductor IoT platforms based around multiple patents and proprietary technologies that enable our leading edge performance.

The company maintains no expensive fabrication capabilities, rather will license designs to large-scale manufacturers such as Intel, Broadcom, and Qualcomm, as well as private system integrators, smart technology manufacturers, and OEMs across multiple diverse and interconnected industries. Our licenses include a significant upfront payment with per-chip royalties based on volume, design, integrated IP, and functional aspects of the SoC.
We have teamed with the top leaders in embedded solutions for consumer goods to build a world-class product. Espre Technologies, Inc. plans to sell NvisiLink branded chips in high volume consumer electronic markets, including smartphones, USB sticks, wearables, etc.

Our apps and web subscriptions bring military-level security to your fingertips and home networks.

Espre Technologies, Inc. previously operated under Espre Holdings, Inc. Espre Holdings, Inc. was the holding company for the patent generated by the owner Dr. John Terry and his consulting company, Terry Consultants, Inc. (TCI). In 2018, the IP assets of Espre Holdings, Inc. and TCI were combined into Espre Technologies, Inc. for the purpose of commercialization.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $87,500.00

Use of proceeds: Capital equipment, subcontractor services, patent fees

Date: May 01, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $20,000.00

Use of proceeds: Capital equipment, subcontractor services, patent fees.

Date: January 21, 2017

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $20,000.00

Use of proceeds: Capital equipment, subcontractor services, patent fees.

Date: January 11, 2017

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $296,522.64

Number of Securities Sold: 203,001

Use of proceeds: Company Employment; Working Capital; Operations; Marketing.

Date: June 21, 2021

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

The prior operating history was primarily as a holding company for the intellectual property developed by the owner and his consulting company Terry Consultants, Inc (TCI). As a results, little to no revenue was recorded during those early years with the exception of licensing of IP by TCI as part of its continual development of prototypes for the grant opportunities with the government. Espre uses TCI to produce prototypes to help raise money.

Revenue

Our revenue increased from $175,000 in 2021 to $201,000 in 2022. In 2022, that license revenue recorded an increase as we were able to add verified FPGA designs into the portfolio. The baseline design was under by our sister company to acquire an additional contracts related to LTE 4G/5G.

Cost of Revenue

The 2021 cost of goods sold totaled $60, 685. However, there was four-fold increase in COGS as the development of the ASIC SoC is captured in the second half of 2022. The first round on StartEngine coupled with increased revenue and loans from the founder has paid for the SoC development. We produce several new prototypes for customer demonstration. These prototype extended our capabilities beyond those in 2021.

Operating Expenses

Our 2022 operational expenses totaled $194235. Operating expenses increased from $139,350 in 2021 due to the increase number of services and subcontractors used in 2022 for demonstration and prototyping. There were several expenses that the Company incurred in 2020 as part of product development maturation. The capital cost for the AWS servers and engineering tools in support of ASIC chipset was over $150K. The EDA tools consume large amounts of computational resources. . The ASIC chipset is expected to pay heavy dividends in terms of income starting in 2023 after its completion. The pandemic impacted the semiconductor industry significantly - from supply chain shortage to fund nervousness.

Historical results and cash flows:

The prior cash flow is NOT representative of what is to be expected in the future. Previously, the company was operating incubator stage where assets were being developed to increase the company valuation. Those assets were primarily in the form of Intellectual Property - patents, trade secrets and reference designs. The goal was to license these out to large defense and semiconductor OEM. The market has changed. The company has retooled to bring consumer products directly to the market. As part of that retooling process, the company has gained access of over ten million dollars of Engineering Design Automation and eight million dollars of 3rd party IP to first minimal valuable product (MVP).

These Engineering Design Automation software and 3rd party IP are fully integrated in our custom ASIC expected in early 2023. We expect a broad range of potential revenues streams once the chipset has been tested and verified. The engagement level with the chipset increases our standard contract value from $1.25M-$1.5M to $3M-$5M based on the value and volume possible with small form factor solutions and platforms

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $13,255.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Nancy Jeanie Louis

Amount Owed: $20,000.00

Interest Rate: 8.0%

Maturity Date: January 11, 2019

Creditor: Julian Williams, Jr

Amount Owed: $20,000.00

Interest Rate: 8.0%

Maturity Date: January 21, 2019

Creditor: Silicon Catalyst Angels

Amount Owed: $87,500.00

Interest Rate: 6.0%

Maturity Date: May 01, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Terry, PhD

John Terry, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, Secretary, and Chairman

Dates of Service: July, 2018 - Present

Responsibilities: Contract negotiation. Hiring of Management Staff. Establishing Company goal and strategies. Dr. John Terry receive modest compensation of $10K/annually which Espre is pre-launched. Dr. Terry owns 100% of all vote shares in the company and 80% of the overall outstanding shares. Dr. Terry spends 30-40 hours per week on Espre related activity. Dr. Terry manages his subcontractor/consultants 20-25 hours per week.

Other business experience in the past three years:

Employer: Terry Consultants, Inc

Title: Owner/CEO

Dates of Service: April, 2004 - Present

Responsibilities: Principal Architect and Inventor. Contract negotiation.

Other business experience in the past three years:

Employer: PlusN

Title: CTO & Co-Founder

Dates of Service: April, 2013 - May, 2020

Responsibilities: Sole Inventor and algorithm developer for 11 of the 13 US patents awarded to the company. Operated under a master consulting agreement.

Name: Erik Vadersen

Erik Vadersen's current primary role is with BaJa Technology, LLC. Erik Vadersen currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO/VP Business Development

Dates of Service: August, 2018 - Present

Responsibilities: Business development and financial and operational during pre-launch stage. Erik is compensated through Class B non-voting shares and owns approximately 1% of the company.

Other business experience in the past three years:

Employer: BaJa Technology, LLC

Title: Founder / Managing Director

Dates of Service: September, 2014 - Present

Responsibilities: In his role, Erik is responsible for the day-to-day operations of the Company.

Other business experience in the past three years:

Employer: International Rail, Inc.

Title: Managing Director

Dates of Service: June, 2002 - June, 2020

Responsibilities: Managing the day-to-day operations of the company.

Name: David Veney

David Veney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: April, 2022 - Present

Responsibilities: Customer engagement in the DoD Sector, lead rollout of ASIC based product will commercial and government clientele

Other business experience in the past three years:

Employer: Renaissance Associations

Title: owner

Dates of Service: May, 2006 - Present

Responsibilities: CEO

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: John Terry, PhD

Amount and nature of Beneficial ownership: 15,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name of Entity: Terry Consultants, Inc

Names of 20% owners: John Terry

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Terry Consultants, Inc (TCI) has two relationships with the Company. One is a prime contractor to subcontractor on R&D contracts related the product for the campaign. Second is a licensee/licensor of the IP owned by the Company.

Material Terms: Cash transaction from TCI to the Company fall into the category of subcontractor fees and licensing fees. Cash transactions from the Company to the TCI falls into the categories of design service fees for the product development. This relationship is spelled out in a hardware development agreement between the companies.

Name of Entity: John D. Terry

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: $13,338

Material Terms: During 2020, the Company received a donation in the amount of $13,338 from the related company TCI, which is owned by the company's founder and CEO John Terry.

OUR SECURITIES

The company has authorized Class B Non-Voting Common Stock, Common Stock, Preferred Stock, Note Seed 2020A, SERIES A CONVERTIBLE PROMISSORY NOTE, and SERIES A CONVERTIBLE PROMISSORY NOTE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,351,738 of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 5,298,001 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The total amount outstanding includes 2,300,000 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding does not include 1,500,000 shares reserved under the Equity Participation Plan (as noted in Note 5 of our financials).

Common Stock

The amount of security authorized is 25,000,000 with a total of 16,500,000 outstanding.

Voting Rights

Voting rights: One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 15,000,000 with a total of 0 outstanding.

Voting Rights

Voting rights: The Blank Check Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized to provide for the issue of all or any shares of the Blank Check Preferred Stock in one or more series, and to determine or alter for each such series, the voting powers, full or limited, or no voting powers, and the designations, preferences, and relative, participating, optional or other rights and such qualifications, limitations or restrictions granted to and imposed upon such series, and to fix the number of shares of such series, all as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares and as may be permitted by the Delaware General Corporation Law.

Material Rights

There are no material rights associated with Preferred Stock.

Note Seed 2020A

The security will convert into Common b non-voting common stock and the terms of the Note Seed 2020A are outlined below:

Amount outstanding: $87,500.00

Maturity Date: May 01, 2022

Interest Rate: 6.0%

Discount Rate: 80.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: Conversion upon a Qualified Financing

Material Rights

There are no material rights associated with Note Seed 2020A.

SERIES A CONVERTIBLE PROMISSORY NOTE

The security will convert into class b non-voting common stock and the terms of the SERIES A CONVERTIBLE PROMISSORY NOTE are outlined below:

Amount outstanding: $20,000.00

Maturity Date: January 21, 2019

Interest Rate: 8.0%

Discount Rate: 8.0%

Valuation Cap: None

Conversion Trigger: Sale of Company, Series A Financing Round Close

Material Rights

There are no material rights associated with SERIES A CONVERTIBLE PROMISSORY NOTE.

SERIES A CONVERTIBLE PROMISSORY NOTE

The security will convert into Class b non-voting common stock and the terms of the SERIES A CONVERTIBLE PROMISSORY NOTE are outlined below:

Amount outstanding: $20,000.00

Maturity Date: January 11, 2019

Interest Rate: 8.0%

Discount Rate: 8.0%

Valuation Cap: None

Conversion Trigger: Sale of Company, Series A Financing Round Close

Material Rights

There are no material rights associated with SERIES A CONVERTIBLE PROMISSORY NOTE.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B non-voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Non-voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class B non-voting Common Stock in the amount of up to 4,703,476.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational NvisiLink Product lines or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Agmas by NvisiLink & other NvisiLink Products. Delays or cost overruns in the development of our Agmas by NvisiLink & other NvisiLink Products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 16, 2023.

Espre Technologies, Inc.

By   /s/ *John D Terry*

Name: <u>Espre Technologies, Inc.</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, John Terry, the CEO of Espre Technologies, Inc., hereby certify that the financial statements of Espre Technologies, Inc. and notes thereto for the periods ending 12/2021 and 12/2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Espre Technologies, Inc. has not yet filed its federal tax return for 2022."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 22, 2023 (Date of Execution).

DocuSigned by:

_____ (Signature)
88B954435972437...

CEO_____ (Title)

4/22/2023_____ (Date)

Espre Technologies, Inc.
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Checking Account	21,255.23
Total Checking/Savings	21,255.23
Accounts Receivable	
Accounts Receivable	66,000.00
Total Accounts Receivable	66,000.00
Other Current Assets	
Undeposited Funds	-0.39
Total Other Current Assets	-0.39
Total Current Assets	87,254.84
Fixed Assets	
Computers and Peripherals	1,262.61
Total Fixed Assets	1,262.61
Other Assets	
Development Costs	100,867.34
Patents	4,400.00
Total Other Assets	105,267.34
TOTAL ASSETS	**193,784.79**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-5,847.60
Total Accounts Payable	-5,847.60
Total Current Liabilities	-5,847.60
Long Term Liabilities	
Convertible Note Investors	
Silicon Catalyst Angels I, LLC	87,500.00
Nancy Jean Louis	20,000.00
Note to Julian Williams	20,000.00
Total Convertible Note Investors	127,500.00
Total Long Term Liabilities	127,500.00
Total Liabilities	121,652.40
Equity	
Value of Asset from TCI	1,456,610.30
Asset_From_TCI	-1,456,610.30
Additional Paid In Capital	
StartEngine	242,406.58
Additional Paid In Capital - Other	121,000.00
Total Additional Paid In Capital	363,406.58
Capital Stock	
Class B Shares	487.00
Class A Shares	1,650.00
Total Capital Stock	2,137.00

Espre Technologies, Inc.
Balance Sheet
As of December 31, 2022

	Dec 31, 22
Shareholder Distributions	-2,000.00
Retained Earnings	-31,516.80
Net Income	-259,894.39
Total Equity	72,132.39
TOTAL LIABILITIES & EQUITY	193,784.79

Espre Technologies, Inc.
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
Consulting Income	35,000.00
Licensing Income	166,000.00
Total Income	201,000.00
Cost of Goods Sold	
Cost of Goods Sold	-18,300.00
Subcontracted Services	286,097.50
Direct Material Cost	25,786.77
USPTO Tradesmark and Patent Fee	75.00
Total COGS	293,659.27
Gross Profit	-92,659.27
Expense	
federal Tax	5,040.00
Subcontractor Services	39,040.00
Marketing	27,250.00
Corporate Training & Conference	695.00
Taxes - Foreigh Corporation	3,965.00
Conference and Proceeding	3,277.14
Postage and Delivery	837.92
Labor Cost & Fees for IP Cores	12,875.00
Management Fees	1,564.11
Advertising and Promotion	
Marketing, Media, & Publishing	10,000.00
Advertising and Promotion - Other	14,126.00
Total Advertising and Promotion	24,126.00
Automobile Expense	64.57
Bank Service Charges	387.40
Meals and Entertainment	43.28
Professional Fees	
Incubator Goods & Services	50,000.00
Accounting Services	15,032.00
Legal Fees	2,276.54
Total Professional Fees	67,308.54
Rent Expense	7,169.00
Travel Expense	
Airfare	592.16
Total Travel Expense	592.16
Total Expense	194,235.12
Net Ordinary Income	-286,894.39
Other Income/Expense	
Other Income	
Funds from TCI	27,000.00
Total Other Income	27,000.00
Net Other Income	27,000.00
Net Income	**-259,894.39**

Espre Technologies, Inc.
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	-259,894.39
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-64,000.00
Accounts Payable	-5,847.60
Net cash provided by Operating Activities	-329,741.99
INVESTING ACTIVITIES	
Computers and Peripherals	-1,262.61
Net cash provided by Investing Activities	-1,262.61
FINANCING ACTIVITIES	
Additional Paid In Capital:StartEngine	49,889.49
Shareholder Distributions	-2,000.00
Net cash provided by Financing Activities	47,889.49
Net cash increase for period	-283,115.11
Cash at beginning of period	304,369.95
Cash at end of period	**21,254.84**

Shareholder	# Fully-Diluted Shares	% Ownership Post	# Fully-Diluted Shares	% Ownership Pre	$ Investment Amount	$ Share Price
John Terry	16,500,000	70.35%	-	0.00%	-	1.998
Dave	750,000	3.20%	-	0.00%	-	1.998
Eric	200,000	0.85%	-	0.00%	-	1.998
Patrick	600,000	2.56%	-	0.00%	-	1.998
Silicon Catalyst	2,550,000	10.87%	-	0.00%	-	1.998
Advisor - Steve Lamont	212,500	0.91%	-	0.00%	-	1.998
Advisor - Cormac Conroy	212,500	0.91%	-	0.00%	-	1.998
Convertible Note	120,000	0.51%	-	0.00%	-	1.998
Chao-Hwa	450,000	1.9%	-	0.00%	-	1.998
StartEngine Investors	203,001	0.9%	-	0.00%	-	1.998
	-	0.0%	-	0.00%	-	1.998
Stock Pool	1,475,000	6.29%	-	0.00%	-	1.998
	-		-	0.00%		
Seed Investor	-	0.0%	-	0.00%	35,000	1.998
A Investor	-	0.0%		0.00%	-	1.998
Pool Increase	180000	0.77%	0			
Total	23,453,001	100.0%	1	23,470,521.22	35,000	

23,470,508

Seed Round	
$ Total Invested	35,000
$ Premoney Valuation	46,851,870
$ Postmoney Valuation	46,886,870
$ Share Price	2.00
% of Company sold	0.1%

Espre Technologies CAP Table - updated 9/3/2019 for 10/1/2018 valuation

Incorporation Information:		Prior Incorporation Information:			
Date	7/19/2018	Date	7/5/2006		46,906,002.00
State	Delaware	State	Texas		
Common Shares Issued	25,000,000		1,000,000		
Class B Non-Voting Common	10,000,000				
Blank Check Preferred Stock	15,000,000				
Total # of all classes of Stock	50,000,000				
All Equity Value at inception	0.0001		0.0001		

NOTE 1 – NATURE OF OPERATIONS

Espre Technologies Inc was formed on July 5, 2011, in the state of Texas as Espre Holdings Inc. On July 18, 2018, the Company changed the name from Espre Holdings, Inc. to Espre Technologies, Inc. The financial statements of Espre Technologies Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tysons, Virginia.

Espre Technologies has designed and developed a low power, high secure and robust Network in Network (NIN) communications system on a chip (SOC). Espre's NvisiLink is a family of chipsets and sensors. The platform operates within existing networked environments dramatically augmenting security, capacity and interoperability. Architected for 5G interoperability and implemented across the Battlefield of Things (BoT) and Industrial Internet of Things (IIoT), the platform provides dual-layer physical and digital security, massive network capacity improvement, and 95% of data transmission efficacy across existing network environments. Protected by over twenty domestic and international patents, Espre Technologies is redefining the secure, low-bandwidth IIoT communications space.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020, and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from license agreements and device sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

During 2018, the Company authorized the Equity Participation Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock Class B pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Common Stock Class B were valued using fair value, equal to the fair value of the shares, amounted to $0.0161.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The following are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note 1	$ 20,000	8.00%	Fiscal year 2017	11.1.2019	1,600	4,800	20,000	-	20,000	1,600	3,200	20,000	$ -	20,000
Convertible Note 2	$ 20,000	8.00%	Fiscal year 2017	21.1.2019	1,600	4,800	20,000	-	20,000	1,600	3,200	20,000 $	-	20,000
Convertible Note 3	$ 87,500	6.00%	Fiscal year 2020	1.5.2022	5,250	8,313	87,500		87,500	3,063	3,063	- $	87,500	87,500
Total	$ 127,500				$ 8,450	$ 17,913	$ 127,500	$ -	$ 127,500	$ 6,263	$ 9,463	$ 40,000	$ 87,500	$ 127,500

Convertible Note 1 and Convertible Note 2 are convertible into Common Shares Class B non-voting at a conversion price equal to 1.25 shares of Class B Non-Voting Common Stock for each dollar of principal and accrued interest converted hereunder (the dollar amount of principal and interest being paid with respect to each share shall be referred to as the "Conversion Price"). In the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Promissory Note, the holder of this Promissory Note shall receive from the Company an amount in cash equal to 1.5 (150%) times the outstanding principal balance and accrued but unpaid interest then outstanding under this Promissory Note in full satisfaction of the Company's obligations under this Promissory Note.

Convertible Note 3 is convertible into common shares Class B non-voting at the conversion price defined as equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $6,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for features, the conversion feature was not bifurcated and recorded separately.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 50,000,000 shares of our common stock with par value of $0.0001; 10,000,000 shares of Class B Non-Voting Common Stock ('Class B Common Stock') at a $0.0001 par value.

As of December 31, 2021, 16,500,000 Common Shares class A and 5,298,001 Common Shares class B have been issued and are outstanding, respectively. As of December 31, 2020, 15,000,000 Common Shares class A and 3,850,000 Common Shares class B have been issued and are outstanding, respectively.

Preferred Stock
The Company is authorized to issue 15,000,000 shares of the Preferred Shares class with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, zero shares have been issued and are outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

Founder advanced $359,000 over 12-month period to pay for first chip spin. Founder secured an SBA loan for the source of the funds.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021, through December 31, 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

DocuSigned by:

88B954435972437...

John D Terry

CEO

Terry Consultants Inc

4/24/2023

ESPRE TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Espre Technologies, Inc.
Tysons, Virginia

Opinion

We have audited the financial statements of Espre Technologies, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

June 16, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	304,370	$	31,589
Account receivables, net		2,000		2,000
Total current assets		**306,370**		**33,589**
Intangible assets, net		91,671		104,799
Other assets		-		8,851
Total assets	$	**398,041**	$	**147,239**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	1,434	$	7,169
Current portion of Convertible Note		127,500		40,000
Other current liabilities		17,913		9,463
Total current liabilities		**146,847**		**56,632**
Convertible Notes		-		87,500
Total liabilities	$	**146,847**	$	**144,132**
STOCKHOLDERS' EQUITY				
Common Stock		1,650		1,500
Common Stock Class B		487		385
Additional Paid in Capital (APIC)		2,583,663		2,457,573
Retained earnings/(Accumulated Deficit)		(2,334,606)		(2,456,351)
Total stockholders' equity		**251,194**		**3,107**
Total liabilities and members' equity	$	**398,041**	$	**147,239**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	175,000	$	5,250
Cost of goods sold		60,685		-
Gross profit		114,315		5,250
Operating expenses				
General and administrative		120,596		153,280
Sales and marketing		18,754		360
Total operating expenses		139,350		153,640
Operating income/(loss)		(25,035)		(148,390)
Interest expense		8,450		6,263
Other Loss/(Income)		(66,112)		(19,347)
Income/(Loss) before provision for income taxes		32,627		(135,306)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**32,627**	$	**(135,306)**

See accompanying notes to financial statements.

ESPRE TECHNOLOGIES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2021

(USD $ in Dollars, except per share data)	Common Stock		Class B Common Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	**15,000,000**	**$ 1,500**	**3,850,000**	**$ 385**	**$ 2,351,323**	**$ (2,321,045)**	**$ 32,163**
Share-based Compensation	-	-	-	-	106,250	-	106,250
Issuance of Common Stock	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	(135,306)	(135,306)
Balance—December 31, 2020	**15,000,000**	**$ 1,500**	**3,850,000**	**$ 385**	**$ 2,457,573**	**$ (2,456,351)**	**$ 3,107**
Share-based Compensation	-	-	425,000	-	22,842	-	22,842
Prior year adjustment	-	-	-	-	(89,119)	89,119	-
Issuance of Common Stock	1,500,000	150	1,023,001	102	192,367	-	192,619
Net income/(loss)	-	-	-	-	-	32,627	32,627
Balance—December 31, 2021	**16,500,000**	**$ 1,650**	**5,298,001**	**$ 487**	**$ 2,583,663**	**$ (2,334,606)**	**$ 251,194**

See accompanying notes to financial statements.

As of December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	32,627	$	(135,306)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		13,128		9,111
Share based compensation expense		22,842		106,250
Changes in operating assets and liabilities:				
Account receivables, net		-		(2,000)
Account payables		(5,735)		7,169
Other assets		8,851		(8,851)
Other current liabilities		8,449		7,061
Net cash provided/(used) by operating activities		**80,162**		**(16,566)**
CASH FLOW FROM INVESTING ACTIVITIES				
Sales/Purchases of intangible assets, net		-		(40,970)
Net cash used in investing activities		**-**		**(40,970)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		192,619		-
Borrowing on Convertible Notes		-		87,500
Net cash provided/(used) by financing activities		**192,619**		**87,500**
Change in cash		272,781		29,964
Cash—beginning of year		31,589		1,626
Cash—end of year	$	**304,370**	$	**31,589**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Espre Technologies Inc was formed on July 5, 2011 in the state of Texas as Espre Holdings Inc. On July 18, 2018, the Company changed the name from Espre Holdings, Inc. to Espre Technologies, Inc. The financial statements of Espre Technologies Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tysons, Virginia.

Espre Technologies has designed and developed a low power, high secure and robust Network in Network (NIN) communications system on a chip (SOC). Espre's Nvisilink is a family of chipsets and sensors. The platform operates within existing networked environments dramatically augmenting security, capacity and interoperability. Architected for 5G interoperability and implemented across the Battlefield of Things (BoT) and Industrial Internet of Things (IIoT), the platform provides dual-layer physical and digital security, massive network capacity improvement, and 95% of data transmission efficacy across existing network environments.   Protected by over twenty domestic and international patents, Espre Technologies is redefining the secure, low-bandwidth IIoT communications space.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 the Company's cash and cash equivalents exceeded while as of December 31, 2020, did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

In addition, the Company capitalizes certain software development costs as intangible assets – refer to the accounting policy below for more information.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its protocols, chips, and sensors.

Cost of sales

Costs of sales include direct material costs, cost of labor, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $18,754 and $360, which is included in sales and marketing expenses.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 16, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable comprise primarily trade receivables and accounts payable consist primarily of trade payables, while other current liabilities comprise primarily interest on convertible notes.

4.   INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,		2021		2020
Development Costs	$	126,877	$	126,877
Patents		4,400		4,400
Intangible Assets, at Cost		**131,277**		**131,277**
Accumulated amortization		(39,606)		(26,479)
Intangible Assets, Net	$	**91,671**	$	**104,799**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021 and 2020 were in the amount of $13,128 and $9,111 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	13,128
2023		13,128
2024		13,128
2025		13,128
Thereafter		39,159
Total	$	**91,671**

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of 25,000,000 Common Shares ('Common Stock') at a $0.0001 par value, 10,000,000 shares of Class B Non-voting Common Stock ('Class B Common Stock') at a $0.0001 par value.

As of December 31, 2021, 16,500,000 Common Shares and 5,298,001 Common Shares Class B have been issued and are outstanding, respectively. As of December 31, 2020, 15,000,000 Common Shares and 3,850,000 Common Shares Class B have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 15,000,000 shares of Preferred Shares class with a par value of $0.0001. As of December 31, 2021, and December 31, 2020 zero shares have been issued and are outstanding.

Sharebased compensation

During 2018, the Company authorized the Equity Participation Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock Class B pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

The Common Stock Class B were valued using fair value, equal to the fair value of the shares, amounted to $0.0161.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	425,000	0.16	-
Vested	(106,250)	(0.16)	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2020	318,750	$ 0.16	5.81
Granted	-	$ -	-
Vested	(141,667)	(0.16)	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2021	177,083	$ 0.16	4.81

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2021 and 2020 was $22,842 and $106,250, respectively.

Warrants

On November 9, 2018, the Company issued a warrant to purchase 2,300,000 Common Stock Class B equal to 11% of the Common Stock Class B outstanding on the date of exercise at a purchase price of $0.03. The warrant expires in November 2028 and was issued for a price of $2,200,000, which was recorded under Additional Paid-In Capital at the time of the issuance.

6. DEBT

Convertible Note(s)

The following are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note 1	$ 20,000	8.00%	Fiscal year 2017	11.1.2019	1,600	4,800	20,000	-	20,000	1,600	3,200	20,000 $	-	20,000
Convertible Note 2	$ 20,000	8.00%	Fiscal year 2017	21.1.2019	1,600	4,800	20,000		20,000	1,600	3,200	20,000 $	-	20,000
Convertible Note 3	$ 87,500	6.00%	Fiscal year 2020	1.5.2022	5,250	8,313	87,500		87,500	3,063	3,063	- $	87,500	87,500
Total	$ 127,500				$ 8,450	$ 17,913	$ 127,500	$ -	$ 127,500	$ 6,263	$ 9,463	$ 40,000	$ 87,500	$ 127,500

Convertible Note 1 and Convertible Note 2 are convertible into Common Shares Class B non-voting at a conversion price equal to 1.25 shares of Class B Non-Voting Common Stock for each dollar of principal and accrued interest converted hereunder (the dollar amount of principal and interest being paid with respect to each share shall be referred to as the "Conversion Price"). In the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Promissory Note, the holder of this Promissory Note shall receive from the Company an amount in cash equal to 1.5 (150%) times the outstanding principal balance and accrued but unpaid interest then outstanding under this Promissory Note in full satisfaction of the Company's obligations under this Promissory Note.

Convertible Note 3 is convertible into common shares Class B non-voting at the conversion price defined as equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $6,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for features, the conversion feature was not bifurcated and recorded separately.

RELATED PARTY TRANSACTIONS

During 2020, the Company received a donation in the amount of $14,588, earned $1,250 of revenue, and incurred $8,500 of expenses from a related company TCI, which is owned by the company's founder and CEO, John Terry.

During 2020, the Company received a donation in the amount of $66,112, earned $175,000 of revenue, and incurred $24,000 of expenses from related company TCI, which is owned by the Company's founder and CEO, John Terry.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ 8,679	$ (35,991)
Valuation Allowance	(8,679)	35,991
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (506,196)	$ (649,860)
Valuation Allowance	506,196	649,860
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,410,456. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2021, and December 31, 2020.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021 and December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021, through June 16, 2022, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, John D Terry, Principal Executive Officer of Espre Technologies, Inc., hereby certify that the financial statements of Espre Technologies, Inc. included in this Report are true and complete in all material respects.

John D Terry

CEO